EXHIBIT 99.1

Neptune Announces Issuance of Shares Under Previously Announced Royalty Prepayment Agreement That Increases Its Equity Participation in Acasti Pharma Inc.

LAVAL, Quebec, July 12, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announces today it has acquired, through the exercise of a previously issued warrant (the "Warrant"), 6,750,000 Class A common shares (the "Shares") in the capital of Acasti Pharma Inc. ("Acasti"), a majority-owned subsidiary of Neptune. The Shares were acquired at a price of CDN$2.30 per Share upon the exercise of the Warrant. This reflects a total exercise price of approximately CDN$15.5 million. The Warrant was delivered to Neptune pursuant to a royalty prepayment agreement, dated December 4, 2012, entered into between Neptune and Acasti (the "Prepayment Agreement"), under which Acasti has exercised the option embedded in its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune (the "License Agreement") to pay in advance all of the future royalties payable under the License Agreement.

As a result of the royalty prepayment transaction, Acasti is no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license.

The exercise of the Warrant has increased Neptune's equity participation in Acasti from approximately 57% to approximately 60% as at July 12, 2013.

The Prepayment Agreement and the issuance of the Shares to Neptune have been approved by the TSX Venture Exchange and the disinterested shareholders of Acasti (excluding Neptune and non-arm's length parties to Neptune) at the annual meeting of shareholders of Acasti held on June 27, 2013.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti (TSX-V:APO) and NeuroBio, in which Neptune respectively holds 60% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified hiogh omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its annual information form dated May 29, 2013 and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com